UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2021

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2021

NFE transactions closed, strong shipping rates despite seasonality, and gas prices supportive of upstream activities

The first quarter and subsequent months have been positive and eventful for Golar. With the announcement of the sale of Golar LNG Partners LP (“GMLP”) and Hygo Energy Transition Ltd. (“Hygo”) to New Fortress Energy (“NFE”) on January 13, and closing of the transactions on April 15, Golar has made significant progress simplifying its business, crystalizing the value of its asset portfolio, and strengthening its balance sheet.

We are encouraged by the strength of shipping rates during what is normally a seasonally weak period, with TFDE1 spot rates currently around $70,000 per day. The negative impact of potential EEXI regulations on the viability of up to 254 steam turbine carriers relative to a global on-the-water fleet of 597 vessels and a 130 vessel orderbook means that Golar’s longer term view of the shipping business has also materially improved. The few shipyards capable of building LNG carriers are filling with container newbuild orders and we do not see potential for significant new LNG carrier orders before 2024. Over the same timeframe LNG trade is expected to continue to grow by a 4% CAGR. This should allow for improved earnings from our carrier portfolio and create a supportive backdrop for this as a stand-alone business.

Current and forward energy prices are also strengthening, increasing the attractiveness of LNG upstream investments and our FLNG technology. We continue to pursue FLNG growth projects including both tolling arrangements and opportunities to develop hydrocarbon exposure through ownership of gas molecules suitable for production by our FLNG technology.

Finally, we are pleased to have appointed Mr. Karl Fredrik Staubo as CEO and Mr. Eduardo Maranhao as CFO. With their GMLP and Hygo backgrounds both have been intimately involved with the business for some time and will be familiar faces to Golar stakeholders, allowing for a seamless transition.

Financial Summary

(in thousands of $)	Q1 2021	Q1 2020	% Change	Q4 2020	% Change

Total operating revenues	125,827	122,559	3%	118,684	6%
Adjusted EBITDA	77,612	76,208	2%	78,031	(1)%
Net income/(loss) attributable to Golar LNG Ltd	25,364	(104,247)	124%	8,126	212%
Golar's share of contractual net debt[1]	2,062,580	2,202,108	(6)%	2,065,826	—%

Q1 highlights and recent events

Financial:

•Net income of $25.4 million for the quarter.
•Adjusted EBITDA of $77.6 million, in line with Q4.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•Entered into merger agreements for the sale our interest in both Hygo and GMLP to NFE. Upon closing on April 15, Golar received a total of $131 million in cash and 18.6 million Class A shares in NFE in combined merger consideration.
•1.2 million Golar shares bought back and held as treasury shares at a cost of $13.7 million.
•18.6 million Class A NFE shares valued at $780 million as of May 19, 2021, the equivalent of $7.08 per Golar LNG share.
•$45 million drawn down against FLNG Gimi debt facility. Total of $345 million drawn down as at March 31, 2021. A further $65 million drawn in early April.
•Agreed a one-off debt payment of $60 million spread evenly across four LNG carriers and an accelerated lease profile resulting in cashflow net savings of $42 million and a total reduction to Golar's remaining debt principal of $102 million.
•Published comprehensive ESG report including audited emissions data and ambitious performance targets.

Shipping:

•Q1 2021 average daily Time Charter Equivalent (“TCE”)1 earnings of $61,700 for the fleet, in line with both expectations and the TCE1 achieved for Q1 2020.
•The TFDE1 TCE1 for the quarter was $65,100.
•Utilization at 97%, up on the 77% achieved in Q4 2020 and the 94% realized in Q1 2020.
•Revenue backlog1 of $187 million as at March 31, 2021.

FLNG:

•FLNG Hilli Episeyo (“Hilli”) currently offloading 56th cargo, with 100% commercial uptime maintained.
•Executed all remaining documentation required to remove the cap on gas reserves available for liquefaction by the Hilli, enable production above the current contract capacity, and advanced discussions on additional production by Hilli anticipated to start-up in Q1 2022.
•FLNG Gimi conversion project 69% technically complete - on track and on budget. Nine million man-hours have now been worked, with around 2,400-yard workers currently allocated to the conversion on a daily basis. The vessels fifth and final drydock that has seen all remaining sponson blocks attached to the vessel is on schedule to complete at the end of Q2.
•Progressing engineering work on a smaller, cheaper, and faster delivering Mark II FLNG design, in addition to our larger Mark III newbuild solution and assisting NFE with their FAST LNG jack-up designs.
•Renewed focus on growth prospects with an emphasis on potential gas acquisitions for integrated FLNG projects.

Outlook

LNG Shipping:

Based on fixtures to date and inclusive of an upward adjustment for loss of hire revenue expected in respect of an ongoing claim for one of the vessels, Golar currently expects a Q2 TFDE1 TCE1 of around $50,500 per day. The market outlook for shipping is improving on firming underlying LNG demand and higher prices. Ton miles are increasing, the likelihood of any summer 2021 cargo cancellations has been reduced, charterers seeking spot tonnage are facing competition from those looking for term charters, all of which are improving the rate outlook. Tighter emissions regulations expected from 2023 may also require slower steaming for a substantial portion of the existing fleet. The market strength can be illustrated by our recent fixture of a 1-year time charter at a level of return not seen in the LNG market since 2010/2011.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

FLNG:

Golar will pursue opportunities to use its FLNG technology and unrivalled operational experience to increase its upstream exposure. Focus will be on investments into stranded gas assets or partnering with companies that have associated gas that can be liquefied using existing FLNG assets or a quick delivering, smaller and lower cost alternative. The target will be to enter into LNG off-take agreements sufficient to support financing requirements and retain remaining production for merchant sales. We will continue to pursue pure tolling projects with oil majors where the return is attractive. Our FLNG solutions out-compete almost all onshore facilities in terms of cost per ton, schedule, and carbon footprint.

On Hilli, dialogue with Perenco and SNH to increase throughput continues. Although drilling has not yet commenced, current plans to bring on incremental production from Q1 2022 remain likely. Golar has an economic interest in around 87% of any incremental earnings from increased throughput of train 3. In addition to the train 3 discussions, Hilli is expected to generate Brent Oil linked cash flows, in which Golar has an 89% economic interest, from Q2 2021. The contractual Brent Oil linked component of Hilli's currently contracted production generates incremental cashflows equivalent to approximately $3.0 million per annum for every dollar the Brent Oil price is above $60/barrel, up to an agreed but undisclosed ceiling.

Our FLNG segment has a contract earnings backlog1 of $3.4 billion (Golar's share), an unparalleled operational record and attractive growth prospects. In order to capture hidden value in this segment and to potentially accelerate FLNG growth projects we will consider partnerships at either a project, asset or business level.

Corporate:

Closing the sales of Hygo and GMLP to NFE represent significant steps toward simplifying the group structure, crystallizing value, and strengthening the balance sheet. With $149.9 million of unrestricted cash on hand as at March 31, 2021 and $130.8 million of cash proceeds subsequently received from the sales of Hygo and GMLP on April 15, Golar's balance sheet has been materially strengthened. Golar is now well positioned to meet its existing capital expenditure commitments and to fund attractive investment propositions, including continuation of its share buyback program.

The 18.6 million NFE shares valued at $780 million based on the closing price on May 19 create additional optionality. We see significant potential for the NFE business case driven by their strong growth, track record, and the solid platform NFE has built and acquired through the Hygo and GMLP acquisitions. Subject to the relative share prices of NFE and Golar, near-term growth initiatives, and the absolute share price of Golar, we intend to use the NFE shares for a combination of:

i.Debt optimization, including refinancing of the convertible bond;
ii.Fund growth projects;
iii.Return to Golar shareholders either by way of direct distribution or by way of a tendered exchange for Golar shares.

In terms of financial reporting, a gain on disposal1 of our equity investments in GMLP and Hygo will be recognized on April 15, 2021. The estimated book profit on the disposals is expected to be in excess of $650 million as of this date. Earnings from these two affiliates, previously impacted by BRL/USD FX changes, will cease to be recognized in the statement of operations from April 15, and our investments in them, classified as ‘held for sale’ on March 31, 2021, will be removed from the balance sheet. Thereafter, while NFE shares continue to be held and dividends declared, dividend income will
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

be recorded in the statement of operations, as will mark-to-market changes in the value of the NFE shares held.

Financial Review

Business Performance:

	2021				2020
	Jan-Mar				Oct-Dec
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	62,866	54,397	8,564	125,827	50,727	62,489	5,468	118,684
Vessel operating expenses	(15,901)	(12,301)	(2,499)	(30,701)	(14,629)	(11,677)	89	(26,217)
Voyage, charterhire & commission expenses	(7,317)	(150)	(16)	(7,483)	(5,792)	—	—	(5,792)
Administrative expenses	(136)	(143)	(8,119)	(8,398)	(795)	(871)	(6,921)	(8,587)
Project development expenses	—	—	(1,633)	(1,633)	(8)	(1,363)	(1,416)	(2,787)
Other operating income	—	—	—	—	2,730	—	—	2,730
Adjusted EBITDA	39,512	41,803	(3,703)	77,612	32,233	48,578	(2,780)	78,031

	2020
	Jan-Mar
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	62,985	54,524	5,050	122,559
Vessel operating expenses	(16,503)	(13,892)	162	(30,233)
Voyage, charterhire & commission expenses	(4,827)	—	—	(4,827)
Administrative expenses	(460)	(310)	(9,371)	(10,141)
Project development expenses	(13)	(1,132)	(2,544)	(3,689)
Realized gains on oil derivative instrument(1)	—	2,539	—	2,539
Adjusted EBITDA	41,182	41,729	(6,703)	76,208

(1) The line item "Realized and unrealized gain /(loss) on oil derivative instrument" in the Condensed Consolidated Statements of Income/(Loss) relating to income from the Hilli Liquefaction Tolling Agreement is split into, "Realized gains on oil derivative instrument" and "Unrealized gain/(loss) on oil derivative instrument". The unrealized component represents a mark-to-market gain of $10.6 million (December 31, 2020: $5.7 million loss and March 31, 2020: $27.8 million loss) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Liquefaction Tolling Agreement. The realized component amounts to $nil (December 31, 2020: $nil and March 31, 2020: $2.5 million gain) and represents the income in relation to the Hilli Liquefaction Tolling Agreement receivable in cash.

Golar reports today Q1 Adjusted EBITDA of $77.6 million compared to $78.0 million in Q4.

Total operating revenues increased from $118.7 million in Q4 to $125.8 million in Q1, partially mitigated by an increase in voyage, charter hire and commission expenses, from $5.8 million in Q4 to $7.5 million in Q1. Of the $7.1 million increase in total operating revenues, $12.1 million was attributable to an improved shipping performance. Partially offsetting this is reduced revenue from FLNG. Revenue from Hilli reverted to normalized levels in Q1 following the billing of 2019-2020 overproduction in Q4.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Revenue from shipping, net of voyage, charterhire and commission expenses was $55.5 million and increased by $10.6 million from $44.9 million in Q4. The quarter began with quoted TFDE1 carrier headline spot rates at around $160,000 per day and ended with rates at around $33,000 per day, in line with seasonal patterns. Full fleet TCE1 earnings increased from $48,800 in Q4 2020 to $61,700 in Q1 2021, in line with both prior guidance and Q1 2020.

Operating revenues from the Hilli, including base tolling fees and amortization of pre-acceptance amounts recognized, decreased from $62.5 million in Q4 to $54.4 million in Q1 as expected given the billing of 2019 and 2020 overproduction of $8.0 million in Q4. Any potential overproduction for 2021 will be billed in January 2022 and recognized in Q4, 2021.

A full quarter's costs in respect of the FSRU LNG Croatia, for which Golar receives management fee compensation, together with unscheduled repairs of the FSRU Golar Tundra contributed to a $4.5 million increase in vessel operating expenses from $26.2 million in Q4 to $30.7 million in Q1. Administrative and project development expenses decreased $0.2 million and $1.2 million to $8.4 million and $1.6 million respectively.

The mark-to-market fair value of the Hilli Brent oil link derivative asset increased by $10.6 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market price for Brent Oil. The spot price for Brent Oil increased from $51.80 per barrel on December 31, 2020 to $63.54 on March 31, 2021.

Depreciation and amortization, at $26.5 million was in line with the prior quarter.

Net Income Summary:

	2021	2020
(in thousands of $)	Jan-Mar	Oct-Dec
Adjusted EBITDA	77,612	78,031
Depreciation and amortization	(26,506)	(26,826)
Unrealized gain/(loss) on oil derivative instrument	10,600	(5,700)
Other non-operating income	—	5,682
Interest income	34	140
Interest expense	(14,546)	(15,217)
Gains on derivative instruments	23,351	2,120
Other financial items, net	(310)	(3,538)
Income taxes	(257)	(383)
Equity in net losses of affiliates	(682)	(148)
Equity in net (losses)/earnings of affiliates from discontinued operations	(6,192)	4,481
Net income attributable to non-controlling interests	(37,740)	(30,516)
Net income attributable to Golar LNG Limited	25,364	8,126

In Q1 the group generated $25.4 million of net income, compared to Q4 net income of $8.1 million. Key items contributing to this are:

•A $23.4 million Q1 gain on derivative instruments compared to a $2.1 million gain in Q4, mainly due to an increase in LIBOR rates and the impact this has on the Company's fixed interest rate swaps.
•The $6.2 million of equity in net losses of affiliates from discontinued operations primarily comprises the following:
•$12.8 million net loss in respect of Golar's 50% share in Hygo; and
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•$6.6 million net income in respect of Golar's 32% share in GMLP.

Net losses attributable to non-controlling interests relate to the Hilli, the Gimi and the finance lease lessor VIEs.

Financing and Liquidity:

Our cash position as at March 31, 2021 was $298.9 million. This was made up of $149.9 million of unrestricted cash and $149.0 million of restricted cash. Restricted cash includes $54.1 million relating to lessor-owned VIEs and $75.9 million relating to the Hilli Letter of Credit, of which $15.2 million has been classified as short-term and is expected to be released to free cash in June.

After closing the sale of Hygo to NFE in April, our interest in NFE, valued at $780 million as of market close on May 19, replaces our interest in Hygo as security for the $100 million revolving credit facility.

Golar has agreed to make certain amendments to its sale and leaseback arrangements for four of its LNG carriers, the Golar Ice, Golar Kelvin, Golar Glacier and Golar Snow. These amendments include a prepayment of $60.0 million in July 2021, evenly split, across the four sale and leaseback facilities, increased daily debt service and a resulting accelerated lease profile on the Golar Ice and Golar Kelvin, and an obligation to repurchase the Golar Glacier and Golar Snow in April 2023. As a result of these changes we have agreed with the lease counterpart a net saving to Golar of a total of $42 million in combination of reduced remaining debt principal and remaining charter hire due under the remaining sale leaseback period.

Notable cash movements expected in Q2 2021 are summarized as follows:

(in millions of $)
Opening unrestricted cash balance	149.9
Cash merger consideration - Hygo transaction	50.0
Cash merger consideration - Golar Partners transaction	80.8
Golar's share of expected Gimi CAPEX net of drawdowns	(61.0)
Repurchase of 1.2 million shares under the share buyback program	(13.7)
Release of Hilli LC	15.2
Total	221.2

Inclusive of $10.5 million of capitalized interest, $44.6 million was invested in FLNG Gimi during the quarter, taking the total Gimi asset under development balance as at March 31, 2021 to $702.8 million. Of this, $345.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis. Based on cash spent as at March 31, 2021, Golar's expected share of contributions to remaining conversion costs up to the point that commissioning hire becomes receivable in 2023 is approximately $164 million.

Included within the $1,354.9 million current portion of long-term debt and short-term debt as at March 31, is the December 2021 maturing $100.0 million credit facility, $387.7 million in respect of the February 2022 maturing convertible bond, and $851.9 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with nine sale and leaseback financed vessels, including the Hilli.

Corporate and Other Matters:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

As at March 31, 2021, there were 110.1 million shares outstanding. There were also 1.7 million outstanding stock options with an average price of $23.33 and 0.7 million unvested restricted stock units awarded. Subsequent to the quarter end, 1.2 million shares were repurchased at a cost of $13.7 million. Of the initial $50 million approved share buyback scheme, $36.3 million remains available for further repurchases, which are considered attractive at current price levels.

On April 12, 2021 Iain Ross resigned from his position as Chief Executive Officer. Karl Fredrik Staubo has been appointed to replace Iain and assumed his role as CEO on May 13, 2021. Eduardo Maranhao, formerly CFO of Hygo, has been appointed to replace Karl as CFO.

Golar has also published its ESG report. Containing industry leading levels of disclosure, this report includes audited emissions data and long-term measurable reporting targets that will further aid Golar in fulfilling its commitment to be at the forefront of delivering LNG as an alternative to more emission-intensive fossil fuels.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue

-Vessel and other management fees

-Voyage and commission expenses

The above total is then divided by calendar days less scheduled off-hire days, which is also otherwise known as total operating days of the fleet..	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Contractual net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + Restricted cash and short-term deposits (current and non-current) + VIE consolidation adjustment + Deferred finance charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual net debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs net of free cash.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.

Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges
We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2021	2020	2020
(in thousands of $)	Jan-Mar	Oct-Dec(1)	Jan-Mar
Total operating revenues	125,827	118,684	122,559
Less: Liquefaction services revenue	(54,397)	(62,489)	(54,524)
Less: Vessel and other management fees	(8,564)	(5,468)	(5,050)
Time and voyage charter revenues	62,866	50,727	62,985
Less: Voyage and commission expenses	(7,358)	(5,792)	(4,827)
	55,508	44,935	58,158
Calendar days less scheduled off-hire days	900	920	940
Average daily TCE rate (to the closest $100)	61,700	48,800	61,900

Less: Steam LNG carrier time and voyage charter revenues	(2,841)	(2,851)	(5,124)
Add: Steam LNG carrier voyage and commission expenses	56	—	1,531
	52,723	42,084	54,565
Less: Steam LNG carrier calendar days less scheduled off-hire days	(90)	(92)	(112)
Net calendar days less scheduled off-hire	810	828	828
Average daily TCE rate for TFDE fleet (to the closest $100)	65,100	50,800	65,900
(1) The adjusted average daily TCE and adjusted fleet utilization for the period from October 1 to December 31, 2020, had we included the $2.7 million loss of hire insurance claim from Golar Ice, which is presented within Other operating income in the condensed consolidated statements of income/(loss), would have been $51,800 and 82% respectively.

Reconciliations - Liquidity Measures (Contractual Net Debt)

(in thousands of $)	March 31, 2021	December 31, 2020	March 31, 2020
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,373,882	2,350,782	2,557,316
Less
Cash and cash equivalents	(149,936)	(127,691)	(130,976)
Restricted cash and short-term deposits - current and non-current portion	(148,959)	(163,181)	(172,380)
Net debt as calculated by GAAP	2,074,987	2,059,910	2,253,960
VIE consolidation adjustment	295,466	293,236	206,584
Restricted cash and short-term deposits - current and non-current portion	148,959	163,181	172,380
Deferred finance charges	27,668	28,749	32,034
Total Contractual Net Debt	2,547,080	2,545,076	2,664,958
Less: Golar Partners' share of the Hilli contractual debt	(381,000)	(389,250)	(395,350)
Less: Keppel's share of the Gimi debt	(103,500)	(90,000)	(67,500)
GLNG's share of Contractual Net Debt	2,062,580	2,065,826	2,202,108

Reconciliations - Liquidity Measures (Contractual Debt)

(in thousands of $)	March 31, 2021	December 31, 2020	March 31, 2020
Total debt (current and non-current) net of deferred finance charges	2,373,882	2,350,782	2,557,316
VIE consolidation adjustments	295,466	293,236	206,584
Deferred finance charges	27,668	28,749	32,034
Total Contractual Debt	2,697,016	2,672,767	2,795,934
Less: Golar Partners' share of the Hilli contractual debt	(381,000)	(389,250)	(414,000)
Less: Keppel's share of the Gimi debt	(103,500)	(90,000)	(67,500)
GLNG's share of Contractual Debt	2,212,516	2,193,517	2,314,434
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Segment Information
In our 2020 Annual Report, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors), required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. The key impacts are our segments' profit measure is based on Adjusted EBITDA and across our four reportable segments; Shipping, FLNG, Power and Corporate and others. Refer to note 6 to our consolidated financial statements filed with our 2020 Annual Report, for additional details.

In January 2021, following the board of directors' approvals of the GMLP and Hygo mergers with NFE, we determined that our share of the net earnings/(losses) in Golar Partners and Hygo and the respective carrying values of our investments have to be presented as profit/(loss) from discontinued operations and assets held for sale, respectively. Consequently, for the three months ended March 31, 2021, we ceased to consider Power as a reportable segment. Management has therefore concluded that we provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.

•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion into a FLNG, the Gimi and one LNG carrier earmarked for conversion, the Gandria.

•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

	Q1 2021
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	62,866	54,397	8,564	125,827
Vessel operating expenses	(15,901)	(12,301)	(2,499)	(30,701)
Voyage, charterhire & commission expenses	(7,317)	(150)	(16)	(7,483)
Administrative expenses	(136)	(143)	(8,119)	(8,398)
Project development expenses	—	—	(1,633)	(1,633)
Adjusted EBITDA	39,512	41,803	(3,703)	77,612

	Q4 2020
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	50,727	62,489	5,468	118,684
Vessel operating expenses	(14,629)	(11,677)	89	(26,217)
Voyage, charterhire & commission expenses	(5,792)	—	—	(5,792)
Administrative expenses	(795)	(871)	(6,921)	(8,587)
Project development expenses	(8)	(1,363)	(1,416)	(2,787)
Other operating income	2,730	—	—	2,730
Adjusted EBITDA	32,233	48,578	(2,780)	78,031

	Q1 2020
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	62,985	54,524	5,050	122,559
Vessel operating expenses	(16,503)	(13,892)	162	(30,233)
Voyage, charterhire & commission expenses	(4,827)	—	—	(4,827)
Administrative expenses	(460)	(310)	(9,371)	(10,141)
Project development expenses	(13)	(1,132)	(2,544)	(3,689)
Realized gains on oil derivative instrument	—	2,539	—	2,539
Adjusted EBITDA	41,182	41,729	(6,703)	76,208

Non-US GAAP Measures Used in Forecasting
Revenue Backlog: Revenue backlog is defined as the minimum contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements are excluded. For contracts, which do not have a separate Operating Services Agreement management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Earnings backlog where we assumed operating costs of approximately $144kpd.

Illustrative gain on disposals: Illustrative gains on disposals represents the accounting gain on the sale of the Partnership and Hygo to NFE. In calculating the illustrative gain on disposals, management had used NFE share price as of April 15, 2021 less the estimated carrying value of our investment in affiliates as of April 15, 2021 for the Partnership and Hygo. The carrying value of our equity investments is subject to change based on the underlying performance of these entities from January 1, 2021 to April 15, 2021.

Definitions
TFDE: Tri-fuel Diesel Electric engine
FSRU: Floating Storage Regasification Unit
JKM: Japan Korea Marker

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “may,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and New Fortress Energy, Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli (“Hilli”) and FLNG Gimi on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•changes in the performance of the pool in which certain of our vessels operate;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay to us;
•a decline or continuing weakness in the global financial markets;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

May 20, 2021
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhao - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2021	2020	2020	2020
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	62,866	50,727	62,985	191,881
Liquefaction services revenue	54,397	62,489	54,524	226,061
Vessel and other management fees	8,564	5,468	5,050	20,695
Total operating revenues	125,827	118,684	122,559	438,637

Vessel operating expenses	(30,701)	(26,217)	(30,233)	(108,926)
Voyage, charterhire and commission expenses	(7,483)	(5,792)	(4,827)	(12,634)
Administrative expenses	(8,398)	(8,587)	(10,141)	(35,311)
Project development expenses	(1,633)	(2,787)	(3,689)	(8,891)
Depreciation and amortization	(26,506)	(26,826)	(27,240)	(107,923)
Total operating expenses	(74,721)	(70,209)	(76,130)	(273,685)

Other operating income/(loss)
Realized and unrealized gain/(loss) on oil derivative instrument	10,600	(5,700)	(25,271)	(42,561)
Other operating gains	—	2,730	—	3,262
Operating income	61,706	45,505	21,158	125,653

Other non-operating income	—	5,682	—	5,682
Total other non-operating income	—	5,682	—	5,682

Financial income/(expense)
Interest income	34	140	1,160	1,572
Interest expense	(14,546)	(15,217)	(21,041)	(69,354)
Gains/(losses) on derivative instruments	23,351	2,120	(54,721)	(52,423)
Other financial items, net	(310)	(3,538)	326	(1,552)
Net financial income/(expense)	8,529	(16,495)	(74,276)	(121,757)

Income/(loss) before income taxes, equity in net income of affiliates and non-controlling interests	70,235	34,692	(53,118)	9,578
Income taxes	(257)	(383)	(197)	(981)
Equity in net losses of affiliates	(682)	(148)	(71)	(538)
Net income/(loss) from continuing operations	69,296	34,161	(53,386)	8,059

Profit/(loss) from discontinued operations	(6,192)	4,481	(37,865)	(175,989)

Net income/(loss)	63,104	38,642	(91,251)	(167,930)
Net income attributable to non-controlling interests	(37,740)	(30,516)	(12,996)	(105,627)

Net income/(loss) attributable to Golar LNG Limited	25,364	8,126	(104,247)	(273,557)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2021	2020	2020	2020
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Net income/(loss)	63,104	38,642	(91,251)	(167,930)

Other comprehensive income/(loss):
Gain/(loss) associated with pensions, net of tax	56	(3,683)	52	(3,527)
Share of affiliate's comprehensive (losses)/earnings from discontinued operations	(2,798)	4,609	(18,067)	(17,680)
Other comprehensive (loss)/income	(2,742)	926	(18,015)	(21,207)
Comprehensive income/(loss)	60,362	39,568	(109,266)	(189,137)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	22,622	9,052	(122,262)	(294,764)
Non-controlling interests	37,740	30,516	12,996	105,627
Comprehensive income/(loss)	60,362	39,568	(109,266)	(189,137)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2021	2020
	Mar-31	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	149,936	127,691
Restricted cash and short-term deposits (1)	76,107	100,361
Other current assets	41,956	39,863
Assets held for sale	258,319	267,766
Amounts due from related parties	2,164	2,112
Total current assets	528,482	537,793
Non-current assets
Restricted cash	72,852	62,820
Investments in affiliates	48,077	44,385
Asset under development	702,805	658,247
Vessels and equipment, net	2,956,681	2,983,073
Other non-current assets	36,176	27,911
Total assets	4,345,073	4,314,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,354,918)	(982,845)
Amounts due to related parties	(1,862)	(12,006)
Other current liabilities	(148,445)	(185,355)
Total current liabilities	(1,505,225)	(1,180,206)
Non-current liabilities
Long-term debt (1)	(1,018,964)	(1,367,937)
Other long-term liabilities	(138,165)	(135,439)
Total liabilities	(2,662,354)	(2,683,582)

Equity
Stockholders' equity	(1,316,013)	(1,292,523)
Non-controlling interests	(366,706)	(338,124)

Total liabilities and stockholders' equity	(4,345,073)	(4,314,229)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2021	2020	2020	2020
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net income/(loss)	63,104	38,642	(91,251)	(167,930)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	26,506	26,826	27,240	107,923
Gain on disposal of long lived asset	—	(5,682)	—	(5,682)
Deconsolidation of lessor VIE	—	(4,809)	—	(4,809)
Amortization of deferred charges and debt guarantees, net	627	853	1,902	3,890
Equity in net losses of affiliates	681	148	71	538
Profit/(loss) from discontinued operations	6,192	(4,481)	37,865	175,989
Dry-docking expenditure	(1,591)	(2,222)	(5,004)	(10,622)
Compensation cost related to employee stock awards	867	1,170	1,182	5,421
Net foreign exchange losses/(gains)	787	2,608	(279)	3,221
Change in fair value of derivative instruments	(22,542)	(4,695)	54,710	46,208
Change in fair value of oil derivative instrument	(10,600)	5,700	27,810	45,100
Change in assets and liabilities:
Trade accounts receivable	(241)	(11,195)	7,110	(4,178)
Inventories	385	2,890	(275)	(305)
Other current and non-current assets	576	891	(477)	(15,822)
Amounts due to/from related companies	(9,734)	12,935	(532)	11,632
Trade accounts payable	(1,554)	1,290	3,049	3,832
Accrued expenses	(8,972)	(2,244)	(2,288)	3,769
Other current and non-current liabilities	1,613	759	(54,680)	(52,392)
Net cash provided by operating activities	46,104	59,384	6,153	145,783
INVESTING ACTIVITIES
Additions to vessels and equipment	(925)	(184)	(703)	(3,880)
Additions to asset under development	(41,748)	(87,137)	(108,078)	(298,304)
Additions to investments in affiliates	(6,250)	(1,914)	(280)	(10,230)
Proceeds from subscription of equity interest in Gimi MS Corporation	2,669	3,983	—	11,081
Proceeds from disposal of long-lived assets	—	190,131	—	190,131
Net cash (used in) / provided by investing activities	(46,254)	104,879	(109,061)	(111,202)
Additions to investments in affiliates	—	—	(2,410)	(2,410)
Dividends received	460	460	9,204	10,584
Short-term loan advanced to related parties	—	(5,000)	(25,000)	(45,000)
Proceeds from repayment of short-term loan advanced to related parties	—	5,000	20,000	45,000
Net cash provided by discontinued investing activities	460	460	1,794	8,174
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	56,363	190,400	373,219	729,707
Repayments of short-term and long-term debt	(38,310)	(385,911)	(356,383)	(934,534)
Net proceeds from the issuance of equity	(7,827)	99,831	—	99,831
Cash dividends paid	(2,513)	(10,052)	(4,732)	(26,072)
Financing costs paid	—	(7,014)	(1,396)	(14,577)
Purchase of treasury shares	—	—	(16,650)	(16,650)
Net cash provided by / (used in) financing activities	7,713	(112,746)	(5,942)	(162,295)
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,023	51,977	(107,056)	(119,540)
Cash, cash equivalents and restricted cash at beginning of period	290,872	238,895	410,412	410,412
Cash, cash equivalents and restricted cash at end of period	298,895	290,872	303,356	290,872

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(104,247)	(104,247)	12,996	(91,251)
Dividends	—	—	—	—	—	—	—	(10,030)	(10,030)
Employee stock compensation	—	—	1,272	—	—	—	1,272	—	1,272
Forfeiture of employee stock compensation	—	—	(90)	—	—	—	(90)	—	(90)
Repurchase and cancellation of treasury shares	—	39,098	—	—	—	(55,748)	(16,650)	—	(16,650)
Other comprehensive loss	—	—	—	—	(18,015)	—	(18,015)	—	(18,015)

Balance at March 31, 2020	101,303	—	1,877,249	200,000	(52,881)	(765,140)	1,360,531	255,531	1,616,062

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	25,364	25,364	37,740	63,104
Dividends	—	—	—	—	—	—	—	(11,827)	(11,827)
Employee stock compensation	—	—	1,003	—	—	—	1,003	—	1,003
Forfeiture of employee stock compensation	—	—	(135)	—	—	—	(135)	—	(135)
Restricted stock units	196	—	(196)	—	—	—	—	—	—
Proceeds from subscription if equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	2,669	2,669
Other comprehensive loss	—	—	—	—	(2,742)	—	(2,742)	—	(2,742)

Balance at March 31, 2021	110,140	—	1,970,274	200,000	(58,815)	(905,586)	1,316,013	366,706	1,682,719
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at March 31, 2021	GLNG's share of contractual debt as at March 31, 2021		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	387,705		387,705	(402,500)		(402,500)
Revolving credit facility	100,000		100,000	(100,000)		(100,000)
Golar Arctic	34,649		34,649	(7,294)		(7,294)
Golar Frost	65,649		65,649	(10,942)		(10,942)
Gimi	345,000	70%	241,500	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	144,818		144,818	(22,576)		(22,576)
Golar Kelvin	147,273		147,273	(30,062)		(30,062)
Golar Ice	147,888		147,888	(29,320)		(29,320)
Golar Snow	147,273		147,273	(22,510)		(22,510)
Golar Crystal	90,653		90,653	(6,027)		(6,027)
Golar Tundra	110,844		110,844	(110,844)		(110,844)
Golar Seal	104,600		104,600	(104,600)		(104,600)
Hilli Episeyo	762,000	50%	381,000	(66,000)	50%	(33,000)
Golar Bear	108,664		108,664	(10,886)		(10,886)

Total Contractual Debt	2,697,016		2,212,516	(923,561)		(890,561)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2021	2022	2023	2024	2025

Non-VIE debt
2017 convertible bonds	—	(402,500)	—	—	—
Revolving credit facility	(100,000)	—	—	—	—
Golar Arctic	(5,471)	(7,294)	(7,294)	(14,590)	—
Golar Frost	(10,942)	(10,942)	(10,942)	(15,333)	(8,746)
Gimi	—	—	—	(43,750)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(20,567)	(8,032)	(116,219)	—	—
Golar Kelvin	(26,021)	(16,163)	(16,668)	(17,236)	(72,485)
Golar Ice	(25,290)	(16,121)	(16,625)	(17,191)	(73,965)
Golar Snow	(20,570)	(7,761)	(118,942)	—	—
Golar Crystal	(4,472)	(6,219)	(6,520)	(6,837)	(7,160)
Golar Tundra (1)	(110,844)	—	—	—	—

(in thousands of $)	2021	2022	2023	2024	2025
Golar Seal (1)	(5,700)	(98,900)	—	—	—
Hilli Episeyo	(49,500)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Bear	(8,164)	(10,886)	(10,886)	(10,886)	(10,866)

Total Contractual Capital Repayments	(387,541)	(650,818)	(370,096)	(191,823)	(297,555)

(1) The Tundra and Seal facility's put option requires us to find a replacement charter for the Golar Tundra and the Golar Seal by June 2021 and January 2022, respectively or we could be required to refinance the vessels.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	March 31, 2021	December 31, 2020

Restricted cash and short-term deposits	54,053	36,875

Current portion of long-term debt and short-term debt	(851,876)	(865,982)
Long-term debt	(614,288)	(625,119)
Total debt, net of deferred finance charges	(1,466,164)	(1,491,101)

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.